UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File No. 001-38612

ELECTRAMECCANICA VEHICLES CORP.

(Translation of registrant's name into English)

102 East 1st Avenue

Vancouver, British Columbia, V5T 1A4, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Attached as Exhibit 99.1 is our report for the quarter ended March 31, 2019. The information in this current report on Form 6-K and the exhibits hereto are incorporated by reference into (i) our registration statement on Form F-3 (333-227883), originally filed on October 18, 2018, the preliminary prospectus supplement thereto filed on March 22, 2019, and the prospectus supplement thereto filed on March 27, 2019, and (ii) our registration statement on Form F-3 (333-229562) originally filed on February 8, 2019.

Exhibits

Exhibit No.	Exhibit

99.1	Quarterly Report for the three months ended March 31, 2019
99.2	Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
99.3	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation
101.DEF	XBRL Taxonomy Extension Definition
101.LAB	XBRL Taxonomy Extension Labels
101.PRE	XBRL Taxonomy Extension Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRAMECCANICA VEHICLES CORP.

Date: May 7, 2019	By:	/s/ Bal Bhullar
	Name:	Bal Bhullar
	Title:	Chief Financial Officer, Principal Financial Officer and Principal Accounting Officer